JEFFERSON NATIONAL®

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
9920 Corporate Campus Drive #1000
Louisville, Kentucky 40223
T: 866-667-0564 ◇ F: 866-667-0563

40-33
811-7501
Branch 20

August 20, 2004

United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Ladies and Gentlemen:

As required by Section 33 of the Investment Company Act of 1940, as amended, enclosed is a copy the settlements recently reach by Jefferson National Life Insurance Company with the Securities and Exchange Commission and the New York Attorney General's office regarding certain trading activities involving variable annuities. Please contact me should you have any further questions.

Sincerely,

Craig A. Hawley,
General Counsel & Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8456 / August 9, 2004

SECURITIES EXCHANGE ACT OF 1934
Release No. 50166 / August 9, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26527 / August 9, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11579

In the Matter of

INVIVA, INC. and
JEFFERSON NATIONAL LIFE
INSURANCE COMPANY,

Respondents.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, and SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Inviva, Inc. ("Inviva") and Jefferson National Life Insurance Company ("Jefferson National") (together, "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the

Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Section 21C of the Securities Exchange Act of 1934, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that:

Overview

1. From in or about October 2002 through September 2003, Respondents Inviva, a private New York-based insurance holding company, and Jefferson National, an Inviva subsidiary that issued variable annuities, allowed a group of hedge funds and customers of registered representatives to engage in market timing trading on behalf of Jefferson National variable annuity contract owners.

2. In October 2002, Inviva purchased Conseco Variable Life Insurance Company ("CVIC") from Conseco Life Insurance Company of Texas ("Conseco Life"), an affiliate of Conseco, Inc. ("Conseco"). Among other products, CVIC issued the Monument Series Individual and Group Fixed and Variable Annuity ("Monument") and Advantage Plus Fixed and Variable Annuity ("Advantage Plus") products. Purchasers of the Monument and Advantage Plus products could invest in mutual fund portfolios managed by various fund complexes. The prospectuses for the Monument and Advantage Plus products indicated that CVIC reserved the right to take steps to prevent detrimental market timing. In fact, as of the time Inviva purchased CVIC, CVIC had permitted select clients to purchase Monument and Advantage Plus variable annuities for the express purpose of market timing certain unaffiliated mutual fund portfolios. By October 2002, these clients had invested approximately $100 million in Monument and Advantage Plus variable annuities. Ultimately, market timers invested approximately $120 million in the Monument and Advantage Plus products.

3. After Inviva's purchase of CVIC, Conseco Services, LLC ("Conseco Services"), a Conseco affiliate, continued to provide services pursuant to a transition services agreement through the end of April 2003, and continued to allow market timing throughout the transition period. During the transition period, Inviva was aware that CVIC customers were engaged in market timing, and Inviva earned the fees that the variable annuity business generated. In May 2003, Inviva renamed CVIC as Jefferson National, and took over day-to-day management of the business. The market timing conduct continued.

4. As had been the case with CVIC's prospectuses, Jefferson National's prospectuses for the Monument and Advantage Plus products reserved Jefferson National's right to take steps to prevent detrimental market timing. Inviva, however, permitted hedge funds and brokerage

customers, and registered representatives who traded on their behalf, to continue to engage in market timing through Jefferson National variable annuities. Through their frequent trading, these market timers diluted the value of the underlying mutual funds that were timed.

Respondents

5. **Inviva,** a Delaware corporation, is a privately-held holding company. Inviva is headquartered in New York, New York, with substantial operations in Louisville, Kentucky. Inviva purchased the stock of CVIC from Conseco Life in October 2002. Inviva operates primarily through two subsidiary insurance companies, one of which is Jefferson National.

6. **Jefferson National**, the former CVIC, is a life insurance company incorporated in Texas. Jefferson National is licensed to sell insurance products in forty-nine states and the District of Columbia. Jefferson National is an indirect wholly-owned subsidiary of Inviva. Jefferson National served as the depositor of Jefferson National Life Annuity Account G and Jefferson National Life Annuity Account H, which are registered with the Commission as unit investment trusts and are the issuers of the Monument and Advantage Plus products, respectively. Inviva administers Jefferson National's life and annuity products pursuant to an Administrative Services Agreement.

Background

A. Market Timing

7. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because (a) it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, (b) it can disrupt the management of the mutual fund's investment portfolio, and (c) it can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate the market timer's frequent buying and selling of shares.

B. Variable Annuities

8. Variable annuities are securities. Variable annuities are insurance contracts that provide for tax-deferred accumulation during the accumulation period and various payout options, including a series of payments to be made to a person named as the "annuitant" in the contract. The payments typically come at the annuitant's retirement. Hedge funds and others that engage in market timing through variable annuities, however, do not purchase the products in order to obtain the retirement income. Rather, they purchase variable annuities to be able to market time the underlying mutual fund portfolios.

9. Assets invested in variable annuities are used to purchase securities, and the size of the payments to the annuitant typically depends on the performance of the underlying securities. Variable annuity products typically offer access to mutual funds. Contract owners are

able to invest in a variety of mutual funds at several mutual fund complexes through subaccounts of the insurance company that hold shares of the funds. Funds underlying variable annuity products are offered to insurance company separate accounts and certain tax-qualified retirement plans, but are not sold to the general public. In some cases, the funds are managed similarly to the corresponding retail funds offered by the fund complex. The insurance company and mutual fund complexes enter into participation agreements. In general, the annuity contracts allow the contract owner to place securities orders with the insurance company. Typically, the variable annuity company combines all buy and sell orders for a particular portfolio, and submits a single net order to the mutual fund complex.

10. Insurance companies offer their variable annuity products through prospectuses filed with the Commission. Among other things, the product prospectuses set out the costs of the annuity, the funds offered, and language concerning executing orders. The prospectuses may also describe the insurance companies' policies on market timing. The insurance companies deliver the variable annuity prospectuses to prospective purchasers of variable annuity contracts together with the prospectuses for the various mutual funds available for investment. The fund prospectuses provide additional information on the particular fund, and may include policies about excessive trading or market timing.

11. As with market timing of mutual funds, market timing through variable annuities can result in increased expense to, and cause dilution in, the underlying mutual fund portfolios. Thus, market timing through variable annuities can cause harm not only to other variable annuity purchasers at the insurance company that issued the variable annuities, but also to purchasers at other insurance companies invested in the portfolios being timed.

C. <u>Inviva Facilitated Market Timing</u>

<u>Inviva acquired CVIC</u>

12. In October 2002, Inviva purchased the stock of CVIC from Conseco Life. Inviva then began to make arrangements to take over operation of the variable annuity business. From October 2002 to April 30, 2003, Conseco Services provided various services to help with the transition of the business pursuant to a services contract.

13. Throughout the transition period, Inviva offered the Monument and Advantage Plus products under the CVIC name, and received all fees from the sale and maintenance of the variable annuity contracts. Inviva paid certain administrative fees to Conseco Services for administering the business during that time. The transition was completed concurrently with Jefferson National's filing with the Commission the May 1, 2003 prospectuses for the Monument and Advantage Plus variable annuity products.

14. At the time Inviva acquired CVIC, market timing assets constituted the vast majority of assets invested through the Monument product. Market timing assets continued to dominate the Monument product, both through the transition period and after Inviva assumed full control of the variable annuity business, until September 2003.

15. Inviva and Jefferson National continued to allow market timing in the Monument and Advantage Plus products until approximately September 2003. After the New York Attorney General's office filed its complaint against Canary Capital LLC in September 2003, market timing contract owners surrendered their contracts and withdrew funds constituting a majority of the assets in the Monument product.

The Monument and Advantage Plus prospectuses

16. The Monument and Advantage Plus variable annuity products made available approximately sixty mutual fund portfolios offered by nineteen different fund complexes, none of which were affiliated with Jefferson National. Significantly, the Monument product had no surrender fee, which permitted the annuity contract owner to redeem the variable annuity at any time without having to pay a penalty. In contrast, Advantage Plus had a surrender fee that decreased over time.

17. During the transition period, the Inviva-owned CVIC issued the Monument and Advantage Plus variable annuities pursuant to prospectuses dated May 1, 2002, which had been prepared before Inviva purchased CVIC. Under a section entitled "Highlights," the Monument and Advantage Plus prospectuses stated that the product was "intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes."

18. The Monument and Advantage Plus prospectuses also contained a section entitled "Transfers," which were defined as movements of money between investment options. This section provided that contract owners were permitted one free transfer between subaccounts per 30-day period. Further, the Monument prospectus provided that, for any additional transfers, a transfer fee of the lesser of $25 or 2% of the amount transferred may be deducted. Similarly, under a section entitled "Transfer Fee," the Advantage Plus prospectus indicated contract owners might be charged a transfer fee of $25 per transfer for any additional transfers. In a different section, the Advantage Plus prospectus indicated that a $25 fee may be deducted for additional transfers.

19. The May 1, 2002 Monument prospectus further stated as follows:

> This product is not designed for professional market timing organizations. [CVIC] reserves the right to modify (including terminating) the transfer privileges described above.

The May 1, 2002 Advantage Plus prospectus contained substantially similar language.

20. Finally, the Monument and Advantage Plus May 1, 2002 prospectuses contained a section entitled "Excessive Trading Limits." This section contained language indicating that CVIC was monitoring excessive trading with a view toward protecting all contract owners' investments. Specifically, the Monument and Advantage Plus prospectuses stated the following:

We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for a Contract owner, or third party advisor acting under a Limited Power of Attorney, if:

> we believe, in our sole discretion, that excessive trading by the Contract owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other Contract owners; or
>
> we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

21. Starting on May 1, 2003, Inviva and Jefferson National began to issue the Monument and Advantage Plus products under the Jefferson National name, and filed new prospectuses with the Commission.

22. The May 1, 2003 Jefferson National Monument and Advantage Plus prospectuses again contained language that discouraged market timing. The prospectuses indicated that the products were "not designed for professional market timing organizations" and that Jefferson National reserved "the right to modify" the transfer privileges. Specifically, the prospectuses contained the following:

> Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:
>
> a. the requirement of a minimum time period between each transfer;
> b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or
> c. limiting the dollar amount that may be transferred between investment portfolios by an owner at any one time.

> We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the accumulation period.

23. Further, the Jefferson National Monument and Advantage Plus prospectuses reiterated the "Excessive Trading Limits" (set forth above) from the CVIC prospectuses. In addition, the Jefferson National prospectuses identified an additional basis for limiting transfers. In particular, Jefferson National reserved the right to limit transfers under the following circumstances:

> [Y]our transfer request would result in a redemption of a "substantive" amount from an investment portfolio that had been allocated to that portfolio for less than 30 days; "substantive" means a dollar amount that Jefferson National determines, in its sole discretion, could adversely affect the management of the investment portfolio.

24. Finally, the Jefferson National Monument prospectus indicated (as CVIC's May 1, 2002 prospectus had done) that contract owners were permitted twelve free transfers per year, and that Jefferson National might impose a fee of $25 or 2%, whichever was less, for additional transfers. The Advantage Plus prospectus indicated that contract owners could make up to twelve transfers per year without charge, and that a $25 transfer fee might be deducted for additional transfers.

25. The Jefferson National Monument and Advantage Plus prospectuses failed to disclose, however, that Jefferson National was selling the products to market timers. Further, the prospectuses failed to disclose that Jefferson National was facilitating the market timing customers in carrying out a market timing strategy. In addition, the prospectuses failed to disclose the risk that the market timers' rapid trading might have a negative impact on the other variable annuity purchasers' investment returns.

<u>Inviva facilitated market timing</u>

26. During the October 2002-May 2003 transition period, two Conseco Services employees introduced Inviva employees to certain of CVIC's market timing customers and brokers, whom the Conseco Services employees referred to as "big ticket" customers. The Conseco Services employees informed Inviva employees about how to deal with the "big ticket" traders. The Conseco Services employees gave Inviva employees information identifying both CVIC's market timing customers and the amount of timing capacity available at unaffiliated fund complexes that had permitted timing in their funds. Inviva did not disclose the existence of the permitted capacity, or its arrangements with funds that permitted market timing, to its other annuitants.

27. In January 2003, a registered representative at a broker-dealer who represented market timers requested additional market timing capacity for the representative's customers. An Inviva employee then spoke with a fund representative, who agreed that Inviva could have an additional $10 million in timing capacity. The registered representative's customers invested the

assets, and Inviva agreed to pay the registered representative an "override," or extra commission, of 35 basis points of the value of assets the customers invested. According to an Inviva employee, the fund representative that had granted the request for additional timing capacity subsequently requested that Inviva add the fund complex's short term bond fund to the Jefferson National Monument and Advantage Plus mutual fund offerings and thereafter required big ticket customers to keep their timing assets in the short term bond fund when not being used to time other funds. Doing this had the effect of increasing the fees that the fund complex earned.

28. After the transition period, Inviva and Jefferson National allowed the market timing to continue in accordance with the limits CVIC had received from the unaffiliated mutual funds. Inviva's Director of Sales and Marketing apparently recognized the advantages of managing market timing assets, and suggested obtaining timing capacity at other mutual fund complexes. A May 19, 2003 e-mail from the director to another Inviva employee indicated that "we should probably put together a list of funds people want to use that won't let us and go tour the fund [companies] explaining how it is a harmless and cheap way to take in some money."

29. Although the market timers executed significantly more than the permissible number of free transfers, Jefferson National did not exercise the right to impose the transfer fee set out in the Monument and Advantage Plus prospectuses. Further, Jefferson National did not make any independent effort to determine whether market timing was harmful to other Jefferson National variable annuity purchasers.

30. With respect to funds that had not agreed to provide capacity for timing assets, Inviva did not prevent timers from trading in those funds unless the fund complained. Instead, Jefferson National simply followed the various unaffiliated mutual fund complexes' instructions, including instructions to block trades, when the fund complexes identified a Jefferson National customer as a market timer. Moreover, Jefferson National did not inform these fund complexes that certain Monument and Advantage Plus customers were executing a market timing strategy.

31. On March 12, 2003, a Conseco Services employee sent an e-mail to an Inviva employee concerning timers that the Conseco Services employee had identified as having traded in a fund that had not agreed to provide timing capacity. The Conseco Services employee asked the Inviva employee to advise the fund complex that CVIC had identified the timers and that CVIC "do[es] not tolerate timers." Both the Conseco Services and Inviva employees knew, however, that CVIC not only tolerated market timers, but also solicited market timers.

32. In late April 2003, a representative of a fund that had not agreed to provide timing capacity, and indeed had previously closed a Europe fund portfolio to CVIC investors due to market timing, sent an e-mail to the same Inviva employee. In the e-mail, the fund representative confirmed that the fund would reopen the portfolio to Jefferson National investors "based on your 'zero tolerance policy' and procedures you communicated to me with respect to kicking out timers from the products where [the fund's] portfolios are available." In fact, Jefferson National did not maintain a zero tolerance policy and did not kick timers out of the Monument and Advantage Plus products.

33. In early May 2003, one of the funds that had agreed to provide capacity for timing assets informed Inviva that the allowed timing capacity in the fund's emerging markets portfolio needed to be reduced from approximately $50 million to $30 million, i.e., a decrease of $20 million. The Inviva employee that had received the March 12, 2003 e-mail then divided the $30 million in available capacity among certain favored timing clients. The timers advised the Inviva employee that they intended to invest the $20 million that was no longer permitted in the emerging markets portfolio in other international funds, which had not agreed to provide timing capacity, until additional capacity became available in the emerging markets portfolio. Although the Inviva employee warned the timers that the international funds might complain if they traded in and out, the employee did not inform these international funds that timers intended to use their funds.

34. In a May 16, 2003 e-mail, the same Inviva employee asked another Inviva employee whether there was "any way to verify if big dollars are going to the illegal international funds?" The other Inviva employee replied that "I know there is (sic) a number of timers playing in and out of [a worldwide growth portfolio that had not agreed to provide timing capacity] with moves of $250k or less. Just enough to stay below the radar."

35. In August 2003, the Inviva employee who had divided the $30 million in timing capacity learned that there was no more timing capacity in the emerging markets portfolio. The Inviva employee sent an e-mail on August 13, 2003 to the employee's supervisor, the Director of Sales and Marketing, indicating that the employee had accommodated some of the market timers by allowing them to trade in other international mutual funds that had not agreed to provide timing capacity. The message concluded as follows: "Since our Int'l [international] funds are sensitive, it's been a bit of a juggle."

Inviva profited from annuity contract owners' market timing

36. Inviva and Jefferson National earned fees on the Monument and Advantage Plus products while they were allowing market timing. Inviva earned approximately $1.9 million in fees during the transition period from October 23, 2002 through April 30, 2003, and approximately $2.5 million during the period from May 1, 2003 through November 7, 2003.

Dilution caused by the market timing activity

37. As a result of the market timing activity in Monument and Advantage Plus variable annuities, the value of annuitants' investments was diluted.

Violations

38. As a result of the conduct described above, Respondents willfully violated Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, in that Respondents made untrue statements of material fact or omitted to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading. Specifically, the Monument and Advantage Plus prospectuses falsely

stated that these products were not designed for professional market timing organizations, and gave the misleading impression that Respondents would act independently to monitor or block detrimental trades. Further, Monument and Advantage Plus prospectuses failed to disclose that Jefferson National was selling the products to market timers, that Jefferson National was facilitating the market timing customers in carrying out a market timing strategy, and the risk that the market timers' rapid trading might have a negative impact on the other variable annuity purchasers' investment returns.

39. As a result of the conduct described above, Respondents willfully violated Section 34(b) of the Investment Company Act in that they made an untrue statement of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading. Specifically, Respondents filed registration statements with the Commission containing prospectuses that falsely stated that these products were not designed for professional market timing organizations, and gave the misleading impression that Respondents would act independently to monitor or block detrimental trades. Further, Monument and Advantage Plus prospectuses failed to disclose that Jefferson National was selling the products to market timers, that Jefferson National was facilitating the market timing customers in carrying out a market timing strategy, and the risk that the market timers' rapid trading might have a negative impact on the other variable annuity purchasers' investment returns.

Undertaking

40. Ongoing Cooperation. In determining to accept the Offer, the Commission has considered the following undertaking by Respondents:

Respondents shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, Respondents have undertaken:

a. To produce, without service of a notice or subpoena, any and all documents and other information requested by the Commission's staff;

b. To use their best efforts to cause their employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c. To use their best efforts to cause their employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

d. That in connection with any testimony of Respondents to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Respondents:

i. Agree that any such notice or subpoena for Respondents' appearance and testimony may be served by regular mail on their attorney, Joseph Moodhe, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022; and

ii. Agree that any such notice or subpoena for Respondents' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

41. Independent Compliance Consultant. Respondents shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by Respondents or their affiliates. The Respondents shall require the Independent Compliance Consultant to conduct a comprehensive review of Respondents' supervisory, compliance, and other policies and procedures designed to prevent and detect market timing and related practices that may violate the federal securities laws. This review shall include, but shall not be limited to, a review of Respondents' market timing controls across all areas of its business, and a review of Respondents' utilization of short term trading fees or other controls for deterring excessive short term trading. Respondents shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. Respondents shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Compliance Consultant shall submit a Report to Respondents and the staff of the Commission. The Report shall address the issues described in paragraph 41 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of Respondents and a procedure for implementing the recommended changes in or improvements to Respondents' policies and procedures.

b. Respondents shall adopt all recommendations with respect to Respondents contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, Respondents shall in writing advise the Independent Compliance Consultant and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that Respondents consider unnecessary or inappropriate, Respondents need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to Respondents' policies and procedures on which Respondents and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event Respondents and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, Respondents will abide by the determinations of the Independent Compliance Consultant.

d. Respondents (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and, (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Commission.

e. Respondents shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Respondents shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

42. Periodic Compliance Review. Commencing in 2005, and at least once every other year thereafter, Respondents shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of Respondents. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning Respondents' supervisory, compliance, and other policies and procedures designed to prevent and detect market timing and related practices that may violate the federal securities laws as they apply to Respondents' variable annuity business. Each such report shall be promptly delivered to the Respondents' Chief Compliance Officer.

43. Independent Distribution Consultant. Respondents shall retain, within 30 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission. The Independent Distribution Consultant's compensation and expenses shall be borne by Respondents. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution

Consultant with access to their files, books, records, and personnel as reasonably requested for the review. Respondents shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of all of the disgorgement and penalty ordered in Section IV.C.1 of the Order, and any interest or earnings thereon, according to a methodology developed in consultation with Respondents and acceptable to the staff of the Commission. The Distribution Plan shall provide for investors to receive, from the monies available for distribution, their proportionate share of losses suffered by virtue of the market timing through Jefferson National's variable annuity products.

a. Respondents shall require that the Independent Distribution Consultant submit a Distribution Plan to Respondents and the staff of the Commission no more than 100 days after the date of entry of the Order.

b. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, Respondents or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

c. With respect to any determination or calculation with which Respondents or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Respondents and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

d. Within 175 days of the date of entry of the Order, Respondents shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules of Practice. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules of Practice, Respondents shall require that the Independent Distribution Consultant, with Respondents, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

e. Respondents shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Respondents shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

44. Certification. No later than twenty-four months after the date of entry of the Order, the chief executive officer of each Respondent shall certify to the Commission in writing that the Respondents have fully adopted and complied in all material respects with the undertakings set forth in paragraphs 41 through this paragraph 43 and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance

45. Recordkeeping. Respondents shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of Respondents' compliance with the undertakings set forth in paragraphs 41 through this paragraph 44.

46. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondents' Offer. Accordingly, it is hereby ORDERED that:

A. Pursuant to Section 8A of the Securities Act, Section 21C of the Exchange Act, and Section 9(f) of the Investment Company Act, Inviva and Jefferson National shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and Section 34(b) of the Investment Company Act.

B. Respondents shall comply with the undertakings enumerated in Section III, paragraphs 41 through 45.

C. Disgorgement and Civil Money Penalties

1. Respondents shall be jointly and severally liable to pay disgorgement in the total amount of $3,500,000 ("Disgorgement") and Jefferson National shall pay civil money penalties in the amount of $1,500,000 ("Penalties"), for a total payment of $5,000,000.

2. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.C.1. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax

purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by Respondents ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondents agree that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondents in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as those set forth in the Order.

3. Pursuant to an escrow agreement not unacceptable to the staff of the Commission, Respondents shall, within 175 days of the entry of this Order, pay the Disgorgement and Penalties into an escrow account. The escrow agreement shall, among other things: (1) require that all funds in escrow be invested in short-term U.S. Treasury securities with maturities not to exceed six months; (2) name an escrow agent who shall be appropriately bonded; and (3) provide that escrowed funds be disbursed only pursuant to an order of the Commission. Respondents shall be responsible for all costs associated with the escrow agreement.

D. Other Obligations and Requirements. Nothing in this Order shall relieve Respondents of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

By: J. Lynn Taylor
Assistant Secretary

Service List

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Section 21C of the Securities Exchange Act of 1934, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order") on the Respondents and their legal agents.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1106

Mark K. Schonfeld, Esq.
Regional Director
Kay L. Lackey, Esq.
Assistant Regional Director
Northeast Regional Office
Securities and Exchange Commission
233 Broadway, 13th Floor
New York, NY 10279

Nancy A. Doty, Esq.
Michael Coe, Esq.
Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0809

Mr. Craig A. Hawley
Inviva, Inc.
c/o Joseph P. Moodhe, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

Mr. Craig A. Hawley
Jefferson National Life Insurance Company
c/o Joseph P. Moodhe, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

Mr. Joseph P. Moodhe, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(Counsel for Inviva, Inc. and
Jefferson National Life Insurance Company)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
---X

STATE OF NEW YORK,

Plaintiff,

-against-

CONSECO SERVICES, LLC, CONSECO EQUITY SALES, INC., CIHC, INC., INVIVA, INC. and JEFFERSON NATIONAL LIFE INSURANCE COMPANY,

Defendants.

---X

SUMMONS

Index No. : 04402488

Plaintiff Designates New York County as the Place of Trial.

TO THE ABOVE-NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer in this action and serve a copy of your answer, or if the complaint is not served with the summons, to serve a notice of appearance on the Plaintiff's attorney within twenty (20) days after the service of this summons, exclusive of the day of service. If this summons is not personally served upon you, or if this summons is served upon you outside of the State of New York, then your answer or notice of appearance must be served within thirty (30) days. In case of your failure to appear or answer, judgment will be taken against you by default, for the relief demanded in the complaint.

ELIOT SPITZER
Attorney General of the State of New York
Attorney for Plaintiff
120 Broadway - 23rd Floor
New York, NY 10271
(212) 416-6356

By: ______________________
HARRIET B. ROSEN
MELANIE A. JENKINS
Assistant Attorneys General

Filed: August 9, 2004

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
---x

STATE OF NEW YORK,

Plaintiff,

-against-

CONSECO SERVICES, LLC, CONSECO EQUITY SALES, INC., CIHC, INC. (former Debtor-in-Possession), INVIVA, INC. and JEFFERSON NATIONAL LIFE INSURANCE CO.,

Defendants.
---x

COMPLAINT

INDEX NO. 04402488

Plaintiff, by Eliot Spitzer, Attorney General of the State of New York, on behalf of the State of New York, complaining of the above-named defendants, alleges upon information and belief, that:

INTRODUCTION

1. Pursuant to the provisions of Article 23-A of the General Business Law, Eliot Spitzer, Attorney General of the State of New York, commenced an investigation of the mutual fund industry in July 2003. The investigation subsequently expanded to include variable annuity products sold by insurance companies. As part of that investigation the Attorney General uncovered evidence that Conseco, Inc.[1] and various of its subsidiaries including Conseco

[1] Conseco, Inc. is a financial services holding company incorporated in Indiana with its principal place of business in Carmel, Indiana. In December 2002, Conseco, Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code, reorganized around its insurance operations and emerged from bankruptcy in September, 2003. The reorganized Conseco, Inc. no longer is engaged in the business of issuing or selling variable annuities because in October 2002, Conseco, Inc. sold its variable annuity business to Inviva, Inc. Prior to the reorganization, as the parent company of the Conseco defendants, it profited from the illegal conduct described below and from the sale to Inviva.

Variable Insurance Company, Conseco Services, LLC, Conseco Equity Sales, Inc. and CIHC, Inc. (the former debtor-in-possession) (individually and collectively "Conseco"), along with the subsequent purchaser of its variable annuity business, Inviva, Inc. ("Inviva"), engaged in a fraudulent scheme in violation of Article 23-A of the General Business Law and other New York laws.

2. This case involves fraud and breach of fiduciary duty in the sale of variable annuities. Variable annuities are hybrid securities intended for retirement that combine elements of four different financial products: (1) mutual funds, (2) tax-deferred investments like Individual Retirement Accounts ("IRAs"), (3) life insurance policies, and (4) traditional annuities. Upon purchasing a variable annuity, a consumer can direct that his or her money be invested in one or more of the mutual fund "subaccounts" offered by the insurance company. These subaccounts, which mirror the mutual funds available to retail investors, are usually run by the retail fund manager. Gains in variable annuity subaccounts compound tax-free until withdrawal. In addition, variable annuities offer investors the chance to convert their investment, after a certain number of years, into a guaranteed stream of annuity payments for a period of years or for life. The typical variable annuity also has a death benefit guaranteeing the return of the investor's principal to heirs if death precedes the start of annuity payouts. Investors in these complex products pay both the costs of the underlying subaccounts, which can exceed 2% per year, as well as insurance charges of up to 2% per year.

3. While variable annuities are in some respects collaborative ventures between mutual funds and insurers, it is the insurance company that creates the portfolio of subaccounts, markets the product, provides prospectuses to potential buyers, implements the investment

decisions of purchasers, and monitors the trading activities of these investors to ensure they are not harming the subaccounts and other investors. In at least this last respect, the insurer bears a fiduciary duty to annuity investors. Under New York law, a fiduciary owes its clients not "honesty alone, but the punctilio of an honor the most sensitive." A fiduciary may not put its own interest above its clients' interests, and may not favor one client to the disadvantage of another.

4. Conseco and Inviva committed fraud and breached their fiduciary duties by secretly selling variable annuities to professional mutual fund timers. Mutual fund timers are arbitrageurs who exploit inefficiencies in mutual fund pricing through rapid trading. Their arbitrage gains come dollar-for-dollar out of the pockets of long-term investors. While fund timers' primary targets have always been retail mutual funds, their search for new arbitrage opportunities eventually led them to variable annuity subaccounts. Conseco and Inviva welcomed them with open arms and allowed them to prey on the retirement money of their legitimate customers.[2]

5. Starting in late 2000, Conseco, Inc. began to sell variable annuities to hedge funds and other fund-timing entities through a subsidiary, Conseco Variable Insurance Company ("CVIC"). These were sham transactions. The hedge funds did not need life insurance. Nor were they interested in tax-deferred investing or annuity payments. However, they were willing to pay Conseco for these unwanted insurance features as an admission charge for rapid trading in the same subaccounts that were available to legitimate Conseco variable annuity owners.

[2] The damage caused by the fund timers spread beyond Conseco's and Inviva's customers since the same subaccounts were often available as investment options to purchasers of variable annuities sold by other insurance companies.

6. Conseco went further and facilitated the trading of its timing clients in a number of ways. First, it negotiated and entered into timing capacity agreements with the Van Eck and Alger mutual fund families on the one hand and a group of professional fund timers on the other. Pursuant to these agreements, the timers would be allowed to trade agreed sums in the Van Eck subaccounts and unlimited amounts in the Alger subaccounts. Second, Conseco facilitated what is known as "under the radar" trading by its timers in the subaccounts whose managers had *not* agreed to be timed. Here, Conseco used its intimate knowledge of the innocent managers' anti-timing policies to educate its favored timing customers about how to avoid detection. If a fund manager detected the activity and complained, Conseco would help the timer find another subaccount to target. Indeed, Conseco helped its fund timers by falsely telling subaccount managers that it did not tolerate timing activity when in fact it encouraged timers and did nothing at all to police them.

7. Conseco never revealed its timing program to its legitimate investors. Its prospectuses were misleading, stating that its variable annuities were not designed for timers and implying that Conseco would diligently monitor trading to prevent timing. Inviva continued these practices and deceptions after it purchased the Conseco variable annuity business in October of 2002.

8. In the end, the fund timers, Conseco and Inviva profited handsomely. The losers were the unsuspecting customers of Conseco and Inviva who actually bought variable annuity products for retirement purposes. They paid high fees and were rewarded by having their retirement investments become the targets of arbitrageurs. The damages from this fraud are the

fees that Conseco and Inviva collected from these unsuspecting long-term investors, plus the dilution and other costs of the timing activity.

9. By reason of defendants' fraudulent conduct, the State of New York seeks a judgment and order, *inter alia*, permanently restraining and enjoining defendants from further violating New York's securities law and requiring that all fees collected and profits obtained from the illegal activity be disgorged, that restitution and damages be awarded, and that costs and penalties be assessed and paid to the State of New York.

PARTIES

10. This action by the Attorney General on behalf of the People of the State of New York is brought in the name of the State of New York pursuant to the Attorney General's authority under General Business Law Article 23-A and other State laws.

11. Defendant Conseco Services, LLC ("Conseco Services") is an Indiana-based wholly-owned subsidiary of Conseco, Inc. Conseco, Inc. formed Conseco Services to be the service provider for all of its affiliated companies. Conseco Services facilitated fund timing through its agreement with CVIC to provide back-office and other administrative and special services for CVIC in its day-to-day business operations, including payment of the employees who engaged in the illegal conduct described herein. After the sale of CVIC to Inviva, Conseco Services for six months provided the administrative and technical services for CVIC pursuant to a transition agreement. Conseco Services was not included in the Conseco, Inc. bankruptcy and it is not a releasee under the court's bankruptcy plan.

12. Defendant Conseco Equity Sales, Inc. ("CES") is a registered broker-dealer. CES served as the principal underwriter and distributor for Conseco's Monument and Advantage

Plus variable annuity products. CES did not participate in the Conseco, Inc. bankruptcy and it is not a releasee under the court's bankruptcy plan.

13. Defendant CIHC, Inc. (former debtor-in-possession) ("CIHC")[3] was an insurance holding company located in Carmel, Indiana. During the time of the conduct described in the Complaint, CIHC was a subsidiary of Conseco, Inc. that served as the holding company for Conseco Inc.'s various insurance businesses, including CVIC. CIHC filed for Chapter 11 bankruptcy protection in December 2002, and emerged in September 2003 under a court ordered plan of reorganization. Subsequent to its emergence from bankruptcy, CIHC went through several mergers with other Conseco, Inc. entities.

14. Defendant Inviva, Inc. ("Inviva") is a privately held Delaware insurance holding corporation. It is headquartered at 435 Hudson Street, New York, New York with administrative operations in Louisville, Kentucky. It owns two subsidiaries which are collectively licensed to sell variable annuity products nationwide including in the State of New York. On October 23, 2002, Inviva purchased all of the CVIC stock from CVIC's immediate parent, Conseco Life Insurance Company of Texas. However, pursuant to a transition agreement with defendant Conseco Services, Inviva did not take over full operation of the business until May 1, 2003.

15. Defendant Jefferson National Life Insurance Company ("JNL") sells variable annuities within or from the State of New York as the re-named successor to CVIC. It is an indirect wholly-owned subsidiary of Inviva with offices at 435 Hudson Street, New York, New York.

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[3] Only injunctive relief is being sought against CIHC because monetary relief is barred by the Order confirming the company's emergence from bankruptcy in September 2003. The other Conseco entities named as defendants did not participate in the bankruptcy.

STATUTORY AND LEGAL FRAMEWORK

16. Article 23-A of the General Business Law ("GBL") of the State of New York, (commonly referred to as the "Martin Act"), prohibits fraud in the offer and sale of securities to the public within or from the State of New York. Among the provisions relevant to this action are:

(a) GBL §352(1), which prohibits fraud and fraudulent practices and provides, *inter alia,* that a violation of any section of Article 23-A of the GBL is a fraudulent practice and authorizes the Attorney General to investigate such practices;

(b) GBL §352-c, which prohibits any person, partnership, or corporation from engaging in any fraud, deception, concealment or suppression; or making any false representation while knowing the truth or without making reasonable effort to know the truth or without knowledge concerning the representation; or engaging in any agreement, device or scheme to obtain money, profit or property by any means prohibited by this section; and

c) GBL §353, which authorizes the Attorney General to seek a permanent injunction enjoining any individual or entity who has taken part in, or has been concerned with, fraudulent practices from directly or indirectly engaging in the issue, sale, or offer of securities within or from the State of New York, and to seek restitution.

17. GBL §349 makes unlawful deceptive acts or practices in the conduct of any business, trade or commerce or in the furnishing of any service in the State of New York. The Attorney General is authorized to bring an action on behalf of the State of New York under this section to enjoin such acts and obtain restitution. Pursuant to GBL §350-d, civil penalties up to $500 for each violation may be assessed against any individual or entity that violates GBL §349.

18. Section 63(12) of the Executive Law authorizes the Attorney General to seek an injunction barring repeated fraudulent and/or illegal conduct in the carrying on, conducting or transaction of business, and to seek restitution and damages.

19. In addition, as the State of New York's chief legal officer, the Attorney General brings this action pursuant to his *parens patriae* authority. Where, as here, the interests and well-being of the people of the State of New York are implicated, the Attorney General possesses *parens patriae* authority to commence legal actions for violations of state law. The State of New York has a quasi-sovereign interest in upholding the rule of law, in protecting the economic well-being of its residents and, with specific reference to the present action, in ensuring that the marketplace for the trading of securities functions fairly with respect to all persons who participate or consider participating therein.

TIMING VARIABLE ANNUITIES

A. Background

20. Variable annuities are securities, marketed and sold by insurance companies for retirement planning. A key feature is access to a portfolio of mutual fund subaccounts offering a variety of investment opportunities. The variable annuity contract owner[4] makes investment choices from these subaccounts. In addition to the advantages of mutual funds (such as diversification and professional management), variable annuities typically offer three features: (1) tax-deferred treatment of earnings; (2) a death benefit; and (3) annuity payout options that

[4] The annuitant and the contract owner can be different parties. The annuitant has to be a natural person, while the owner can be an entity such as a hedge fund. When hedge funds bought variable annuities from Conseco, they put forward an employee to serve as the annuitant.

can provide guaranteed income for life. Unlike other tax-favored vehicles like IRAs, variable annuity contracts are not subject to annual contribution limits.

21. Variable annuity products come with an elaborate array of choices. The contracts may be purchased in a single payment or by means of a series of payments over time, during the so-called "accumulation phase." The accumulation phase continues until the date the annuitant chooses for payouts to begin. They can be immediate or deferred. In the case of an immediate annuity, payments begin right after the contract is purchased. A deferred annuity, on the other hand, matures until withdrawals are "annuitized" with regular payments taken either for a fixed period, for life, or on a discretionary basis. This payout or annuity phase can be structured in a variety of ways. In a tax-deferred annuity, withdrawals made after age 59½ are taxed as income; earlier withdrawals are subject to income tax and a 10% penalty. However, investors can avoid these tax penalties by giving up the tax-deferral benefits.

22. In addition to paying the managerial costs of the mutual fund subaccounts, investors in variable annuities pay various fees to the insurance company. These usually include mortality and expense risk, surrender charges for withdrawing funds before a given number of years, and annual contract or administrative fees which can be fixed or a percentage of account value. The "death benefit" typically guarantees that an account will maintain a certain value, usually the amount contributed, payable to heirs if the annuitant dies before the annuity payments are scheduled to begin. Special options like stepped-up death benefits and guaranteed minimum income benefits all carry additional costs.

23. Surrender charges penalize withdrawals in the first years of an annuity. For example, a seven percent surrender fee might be charged for a withdrawal during the first year of

ownership, with six percent the second year and so on, until the eighth year when no surrender charge is assessed.

24. Like mutual funds, variable annuity subaccounts set their prices once a day by dividing assets in the subaccount pool by the number of shares to come up with an Accumulation Unit Value or AUV, the annuity equivalent of a mutual fund's Net Asset Value or NAV. The AUV of a given subaccount is not always the exact equivalent of the NAV of the retail mutual fund it mirrors because there can be differences in the subaccount's underlying stocks or amount of cash on hand. The AUV also reflects deductions for mortality and expense costs (the insurance charge) and various administrative charges.

25. Annuity investors make transfers or trades among the subaccounts by sending directions to the insurance company. All transfers into and out of each subaccount are then aggregated by the company and forwarded to the mutual fund manager as "batch trades." As a result, the mutual fund manager generally cannot determine the identity of the shareholders whose trades are grouped together in a single batch -- only the insurer knows that. The combination of access to mutual funds and the anonymity offered by batch processing made variable annuities attractive vehicles for fund timers.

B. Fund Timing in Variable Annuities

26. Like retail mutual funds, variable annuities can fall victim to fund timers -- quick-turnaround traders who siphon value out of funds through rapid trading. This trading strategy exploits inefficiencies in the way funds set their prices for both retail products and variable annuity subaccounts. It works because some funds use stale prices to calculate the value of securities held in their portfolios. A typical example is a U.S. mutual fund that holds Japanese

shares. Because of the time zone difference, the Japanese market may, for example, close at 1:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV (or the AUV for a variable annuity subaccount) at 4:00 p.m. in New York, he or she is relying on market information that is fifteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect such value and the fund's NAV/AUV will be artificially low. Put another way, the NAV/AUV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the stale price is virtually assured of a profit that can be realized the next day by selling after the increased fund value is reflected in its price. This and similar strategies are known as "time zone arbitrage."

27. A similar type of timing is possible in mutual funds or subaccounts that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV/AUV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

28. Another type of arbitrage is available to the timers who engage in "late trading"– buying or selling shares after 4:00 p.m. EST on a given day while receiving that day's NAV/AUV. Late trading allows timers to capitalize illegally on post-market closing events. In essence, all NAVs and AUVs are "stale" after 4:00 p.m. EST so the ability to trade late creates arbitrage opportunities in *any* kind of mutual fund.

C. The Effect of Fund Timing on Long-Term Investors

29. Effective mutual fund timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV/AUV is reduced for those who are still in the fund. When the market is falling, the timer's profit increases losses for regular investors.

30. Fund timing is not entirely risk free, however. The timer has to keep his or her money in the target fund for at least a day. As a result, he or she may enjoy additional gains – or incur losses – depending on the market. But such gains and losses are distinct from the timer's arbitrage profit which capitalizes on price inefficiencies.

31. Besides the pure wealth transfer resulting from successful arbitrage (called "dilution"), timers also harm long-term investors in their target funds in a number of other ways. First, they impose their transaction costs, such as additional trading commissions, on the long-term investors. Second, the timers' trades may force the portfolio manager to buy stock as it goes up in price or sell it in a falling market. Third, portfolio managers may be compelled to hold additional cash in order to accommodate timer transactions.

FUND TIMING AT CONSECO AND INVIVA

32. Conseco, and later Inviva, sold various annuity "products" having distinct features. The two products at issue here are the Monument and Advantage Plus products. Conseco created these annuities in the late 1990s for a target market of 50-71 year olds with approximately fifty thousand dollars to invest. Both Monument and Advantage Plus offered essentially the same portfolio of approximately sixty subaccounts including Van Eck and Alger

funds. Monument had no early surrender fee; Advantage Plus had one that was partially offset by deposits or "bonuses" to the account made by the insurer. These products were largely marketed to the public by broker-dealers.

33. Neither Conseco nor Inviva disclosed the extensive timing arrangements in Monument and Advantage Plus to the investing public. Instead, each company created the illusion that they either did not permit fund timing or were protecting against timers. Indeed, their prospectuses falsely stated that timing was discouraged and that they monitored it to protect their investors.

A. Misleading Prospectus Language

34. An investor buying a variable annuity contract receives a prospectus, fills out an application and then is issued a contract. As part of the process, each applicant must be provided with both a prospectus for the particular variable annuity product and for every subaccount option. Each prospectus contains, among other information, detailed descriptions of investment policies and guidelines, schedules of fees charged for management and insurance benefits, and examples of performance tables. A consumer is expected to read thoroughly each prospectus before buying in order to make an informed decision.

35. Prospectuses for both Monument and Advantage Plus stressed long-term goals, stating that "[this] contract is to be used to accumulate money for retirement or other long-term tax-deferred investment purposes," and "annuity contracts are a means of setting aside money for future needs, usually retirement." This language is misleading to long-term investors because, as Conseco and Inviva were well aware, their fund timing clients were exclusively using these products for short-term trading.

36. The prospectuses also created the misleading impression that timing would be discouraged and monitored. For example, from 2000 to 2003, the prospectuses warned "[t]his product is not designed for professional market timing organizations." In fact, as much as 95% of the assets in the Monument product ultimately belonged to "professional market timing organizations."[5] In addition, the prospectuses stated that transfers between subaccounts that exceeded one every thirty days were subject to a $25 fee and the company expressly reserved the right to modify or even terminate an investor's transfer privileges. Although similar language was also contained in each variable annuity contract, the defendants never charged anyone such a fee.

37. In 2002, a section entitled "Excessive Trading Limits" was added to the Monument prospectus suggesting even more vigilance by Conseco to prevent the harmful effects of timing:

> We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for a contract owner . . . if:
>
> • we believe, in our sole discretion, that excessive trading by the Contract owner . . . may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other Contract owners; or
>
> • we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or a specific group of transfers would have a detrimental effect on the price of the portfolio shares.

[5] As noted above, the subaccounts available to Monument and Advantage Plus investors were also available to investors in other Conseco variable annuity products, as well as to investors in variable annuities sold by other insurance companies.

> We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

38. Inviva was particularly aware of the detrimental effects of market timers as evidenced by the 2003 prospectus for its own product called Direct Annuity. The Limitations on Transfers section read in part:

> Because excessive transfers among Subaccounts can disrupt the management of the Underlying Funds and increase the Underlying Funds' costs for all owners of Contracts, we reserve the right to limit the number of transfers you may make in any Contract year or to refuse any transfer request if: (1) we determine, in our sole discretion, that your transfer patterns among the Subaccounts reflect a market timing strategy. . .

39. Moreover, in Monument's May 1, 2003 prospectus, Inviva amended the Excessive Trading Limits section by expanding its discretionary role to protect the investments of all its contract holders if:

> [a] transfer request would result in a redemption of a 'substantive' amount from an investment portfolio that had been allocated to that portfolio for less than 30 days; 'substantive' means a dollar amount that Jefferson National determines, in its sole discretion, could adversely affect the management of the investment portfolio.
>
> We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other contract owners.

In addition, accumulation period transfers were subject to further modification if, in JNL's "sole opinion," the transfer by one or more owners "is, or would be, to the disadvantage of other owners."[6]

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[6] Inviva subsequently eased the restriction on trades during both the accumulation and annuity phases from one trade per 30 days to 12 trades over the course of the contract year.

40. In Advantage Plus, the product that carried an eight percent surrender charge, the prospectuses included the same $25 fee if more than one transfer was made every thirty days. It also contained the following qualification:

> . . . (5) Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners ... .

In addition, rights were reserved to modify the transfer provisions as to frequency and dollar amount and even to completely terminate the transfer privilege. The same "Excessive Trading" provision found in the Monument prospectus was added to Advantage Plus in 2002.

41. Taken together, these anti-timing provisions reassured investors that Conseco and Inviva were monitoring trading in the subaccounts and would take action if it became harmful. Since individual investors were in no position to police the overall trading in the Conseco and Inviva annuities, the insurance companies' undertakings to police and to exercise discretion on behalf of legitimate investors created a fiduciary relationship.

42. In comparison, the disclosure language for Advisor, Conseco's special product for individuals interested in rapid trading, shows that Conseco knew how to disclose a pro-timing policy when it chose to do so. This prospectus made clear that Advisor was developed for timers and stated that it was "sold only to individuals who wish[ed] to accumulate assets by engaging in strategic or tactical asset allocation investing with the assistance of a professional money manager." The anti-timing provisions in Conseco's other products as discussed above were absent in the Advisor prospectus.

B. Fund Timing at Conseco

1. Negotiated Timing Capacity

43. In the Fall of 2000, Conseco was approached by an officer of the Van Eck mutual fund family and a representative of a hedge fund named Prairie Masters Fund LLC, ("Prairie Masters") with a proposal: Prairie Masters would buy a $9.5 million annuity contract in Monument if Conseco would allow it to trade frequently in the Van Eck subaccounts. Van Eck encouraged the arrangement even though the prospectus sent to each investor in the Van Eck subaccounts stated that they were "designed for long-term investing." Conseco signed on despite its own cautionary prospectus language.

44. This was by far the largest contract Conseco had ever sold. After receiving special approval from Conseco's actuaries and making special arrangements which included breaking the investment into two contracts under $5 million each, the annuities were funded in January of 2001. Prairie Masters waived tax deferral for its investments. Prairie Masters purchased a third Monument contract in March 2002 for $687,286. By the time the contracts were redeemed in early June 2002, Prairie Masters had traded over 100 times, primarily in Van Eck funds but also "under the radar" in other Conseco subaccounts, and had earned over $800,000.

45. Prairie Masters was the first of Conseco's many negotiated timing-capacity arrangements. Conseco embraced the fund timing business and institutionalized new practices and procedures that afforded preferential treatment for timers. Ultimately, Van Eck allocated more than $80 million of capacity in four international subaccounts[7] to timers. In addition, Alger

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[7] Worldwide Bond, Worldwide Emerging Markets, Worldwide Hard Assets and Worldwide Real Estate.

American Funds granted unlimited timing capacity in its small cap subaccount despite the advice in its prospectus that "based on the portfolio's investment style and objective, an investment in [the fund] may be better suited to investors who seek long-term capital growth and can tolerate fluctuation in their investment's values."

46. By September 2001, $75 million in timing money had been committed for investment in Monument with another $25 million projected for the year. Even more money followed. Fund timers eventually took over the Monument product. A few weeks before the sale to Inviva closed in October 2002, timers accounted for 60% of Monument's assets and one-third of Advantage Plus assets. During the six month transition period ending May 1, 2003, during which Conseco Services continued to administer the variable annuity business, timer assets grew to $120 million, accounting for all but $5 million of Monument assets.

47. An email exchange from September 2001 shows how clearly Conseco officers on all levels understood the agenda of their fund-timing clients, especially the vice president and assistant vice president in charge of CVIC's sales and distribution of variable annuities (respectively, "Sales VP" and "Sales AVP"). In this exchange, the Sales AVP discussed how to capture a potential $4 million timing account. At issue was the split between Conseco's profits and the commission to be paid to the broker who had introduced the potential client. Writing to a group that included the Sales VP, in-house counsel, a pricing actuary and the head of product development, the Sales AVP said:

> The tax deferral is a moot point to [the fund timers]. ... They only wish to time the market. Annuities are often the only places that will allow you to do it these days. They need a money market that can handle it and a fund that is willing to take it, which they have found. However, we will need to make sure Van Eck has a 'heads

> up' about the case, as this is a sizeable sum of money. It will probably make them drool anyway.

48. Ultimately Conseco entered into approximately 100 arrangements granting timing capacity in the Van Eck and Alger funds, all of which were nurtured and monitored by the Sales VP and Sales AVP. Conseco representatives traveled to New York to negotiate these agreements, entered into such agreements with New York entities, and harmed innocent New York variable annuity investors as a result.

49. For example, a November 2001 email from the Sales AVP courting the business of CVIC's "New York client," Canary Capital, read in part:

> I understand you were interested in actively managing assets inside some of the Van Eck funds. We are very interested in meeting your investment needs. [The Sales VP] mentioned you were interested in the total assets inside of our products, and I have attached a spreadsheet of all of our funds. Please keep in mind, if you are interested in heavy trading, Van Eck ... and Alger have all expressed an interest in receiving the assets. Please feel free to contact either [the Sales VP] or myself if you have any questions or concerns. We look forward to doing business.

50. Hedge funds made major investments and received special treatment. The Sales AVP personally serviced all big-money actively traded accounts. She maintained spreadsheets and files on what she designated as "market timers" and interacted with the timers to keep them as satisfied customers, she sent instructions to timers requiring them to notify her of all transfers into and out of the Alger and Van Eck subaccounts so she could track and allocate capacity, and she worked closely with the brokers who earned hefty commissions by bringing timing accounts to Conseco.

2. Timing Under the Radar

51. Going beyond this negotiated capacity for timing, the Sales AVP helped the fund timers as they engaged in "under the radar" timing in Monument subaccounts where they did *not* have capacity, thus enabling them to escape detection by the fund managers. For instance, on July 17, 2001, she wrote to a broker confirming Conseco's "proposal" for unlimited trading in Monument subaccounts by the broker's timer-client unless, in the future, "our money managers approach us." These trades, limited to $500,000 each, were approved in all Alger American portfolios and nine other fund families which had *not* negotiated timing capacity. The $500,000 limit was the Sales AVP's effort to hide the timing from these unsuspecting subaccount managers.

52. Many timers disregarded their capacity arrangements with Alger and Van Eck by sneaking into other subaccounts, particularly international funds that were supposed to be off limits. As set forth below, despite Conseco's awareness of these deceptions, it took no steps to control the furtive trades unless a fund manager detected excessive trading. Managers were at a disadvantage in doing so since timer trades were masked by being bundled into batch orders with the trades of Conseco's legitimate customers. If, and only if, a fund manager raised an issue about a particular transaction would Conseco reveal what it already knew: that the trade in question had been made by a timer. If the fund then complained, Conseco would issue verbal warnings to the timer involved and occasionally block a trade. Absent a complaint from the fund, no action would be taken. Indeed, Conseco made no effort at all to police the fund timers.

53. As early as August 2001, American Century Variable Portfolio, Inc. ("American Century") complained to Conseco about market timing in its International Fund, a Conseco subaccount, clearly stating why it had no tolerance for timers:

> If I can be of assistance creating a message as to why timing will not be permitting [sic] I am happy to help...! the basis is that it drives trading costs up for remaining shareholders, it is extremely time consuming and difficult for the PM's to manage the huge swings in cash positions .. [sic] possibly violates Conseco transaction rules... (Do you happen to know what your rules are?)

Nonetheless, timing continued and American Century made additional complaints throughout that year and into 2002 when, in February, the fund threatened to reject the next purchase due to a series of rapid trades of several million dollars within a week. Recognizing that Conseco knew who was making the large trades while the fund only saw bundled purchases, and that an outright rejection of a trade by the fund might harm an "innocent client" of Conseco's, American Century asked the Sales VP whether Conseco was "making any progress with this issue that I can point to? ... help me with alternatives." Another email in the series stated:

> I can not [sic] emphasize enough the serious nature of this issue. ... I would encourage you and your distribution people to take all steps necessary to eliminate the market timers executing these trades. If it continues we will be forced to reject transactions. If you need any further documentation from us, or if you need me to speak to someone else at CONSECO [sic], please do not hesitate to give me a call. We want to do everything we can to help you put an end to this problem.

54. When Conseco gave American Century a "heads up" in October 2002 that a large trade had been made but that the trade had not been made by a timer, the fund was lulled into believing that "Conseco has gotten our message - they are monitoring and actively policing our trades for us ... ." In fact, no such policing was ever undertaken and similar complaints from

American Century continued for over a year. In March 2003, the Sales AVP wrote to her Inviva counterpart that she had advised American Century "that we do not tolerate timers." That statement, of course, was totally false. It was designed to lull American Century into lowering its guard against timers. In fact, the timing activity continued at least until the end of the transition period.

55. Other subaccount managers had similar communication with Conseco when they spotted high volume rapid trading. One fund company wrote in a May 2002 email: "[the company] stands upon a zero tolerance for timing policy and we look to the insurance companies to help us keep these individuals out of our funds and protect the other shareowners." The fund company sent at least five additional emails to Conseco reiterating its "no-timing" policy. Although recognizing that the fund company was "ready to take the gloves off," Conseco failed to take any action against the timers. More than a year later, in September 2003, the same admonition regarding a $4.7 million trade was repeated to Inviva:

> To date we have not seen any action taken to rid the funds of the activity that is occurring. ... It is imperative that we get this money out of our fund. It is obviously timing activity and [the company] stands upon zero tolerance of this activity. We look to our insurance Partners to assist us in keeping this type of money out of our funds.

In spite of these appeals being made for more than a year, the timing was not stopped.

56. Inviva also lulled mutual fund companies into believing that they would be protected from timers. One such company approved its subaccounts for use by Inviva "based on [the] 'zero tolerance policy' and procedures [Inviva] communicated to [the company] with respect to kicking out timers from the products where [the company] portfolios are available."

3. Sham Annuity Contracts

57. In order to take advantage of both negotiated and under the radar timing opportunities at Conseco, hedge funds purchased sham annuities from Conseco, entering into multiple contracts, naming principals and employees as annuitants to satisfy the natural person requirement, waiving all insurance and tax-benefit features, and making hundreds of round trips within months of purchase.

58. For example, Principia Investment Partners, LP ("Principia"), a timing hedge fund based in Palm Beach, Florida, bought six separate Monument variable annuity contracts totaling over $33 million from Conseco and Inviva. The owner of each policy was either Principia or a related entity. The annuitants, who had to be natural persons, were variously a Principia accountant, an operations manager, and its general partner. The general partner, who was thirty-two years old at the time he bought the annuity, chose to receive annuity payments starting in the year 2075, when he would have been 105 years old. All told, the Principia entities made approximately 180 round trips trading mostly in Van Eck funds but also under the radar with other fund families, making roughly $700,000 by doing so.

59. Another timing hedge fund, Beacon Rock, used six different entities, none bearing the Beacon Rock name, to purchase nine Monument contracts totaling approximately $30 million. The two fund managers each served as annuitant for two of the contracts, its head trader for two after that, and its office manager for the last three. The office manager, who was thirty years old when her first contract with Conseco was signed, chose to receive annuity payments starting in the year 2078, when she would have been 106.

C. Fund Timing at Inviva

60. Inviva first learned about Conseco's fund timing operation while it was contemplating the purchase of CVIC in May 2002. Inviva requested information on "jumbo" sales and received from Conseco a report showing its "large actively managed tickets" and the percentage of Conseco's sales that these represented. In anticipation of the purchase, a fund manager even warned Inviva about the timing problems at Conseco and asked that they be addressed upon the completion of the sale. However, before the purchase was completed in October 2002, the situation had worsened to such an extent that that fund suspended its sales in CVIC's variable annuity products. An email to the Sales VP (forwarded to Inviva) explained that the "substantial size and frequency" of the trades by the fund timers "negatively impacted both the ability to manage the portfolio as well as the existing shareholders."

61. Inviva's Chief Financial Officer was explicitly told by a Conseco salesperson in February, 2003, that the large accounts were for timing purposes. In addition, Inviva's Board of Directors was aware of the big-ticket fund timing program. In February 2003, the Board was informed that Inviva was successful in "continuing to attract market timers" and that their "special fund allocations with Van Eck and Alger . . . allow timers to trade frequently with certain of these funds." Periodic updates about fund timing were provided to the Board.

62. Conseco Services continued to administer the business under a transition agreement which extended until April 30, 2003. Early in that period, both the Sales VP and Sales AVP told Inviva employees about Conseco's "big-ticket traders," their frequent trading, the preferential treatment they received and the procedures that needed to be followed to continue the fund timing. In fact, the Sales VP and Sales AVP were heavily engaged in

managing the Conseco market timers throughout the transition period. As Inviva phased in a new manager to take over the Sales AVP's duties, the Sales AVP continued to set up the accounts, monitor trading activity, allocate the capacity in the Van Eck subaccounts and send nightly notification to Van Eck of the net amount of trades. She also continued as the point person for questions and complaints about timing activity from the subaccount managers. The Sales VP continued to interact with the wholesalers and independent broker-dealers and pursue more timing funds.

63. After the purchase, Inviva continued the Conseco product line, sales practices, and timing arrangements and actively sought additional fund timing money. Indeed, Inviva marketed to brokers their "relationship with Van Eck" and that they were "able to offer select clients the opportunity to actively trade in select Van Eck funds." Starting on May 1, 2003, Inviva and JNL began issuing CVIC's products under the JNL name and continued actively managing timing assets.

64. In May 2003, Van Eck added a "parking" requirement for timers, a variant on the "sticky money" some firms required from mutual fund timers. This consisted of a new Van Eck short-term income fund where timers were required to deposit their funds when they were not invested in the Van Eck subaccounts targeted for arbitrage. These parked assets ensured that Van Eck would continue to collect its fees on timing money until another arbitrage opportunity arose. As an incentive to Inviva to add the new subaccount and direct its timers to use it, Van Eck promised to provide $30 to $40 million more capacity for the fund timers.

65. When Van Eck reduced fund capacity because of the damage timing was causing, Inviva helped its timers find alternative international funds to time. Despite the fact that several

such funds had expressed zero tolerance for timing, Inviva merely cautioned the timers in general terms that some funds were "more sensitive" than others with respect to frequency and number of trades permitted. By mid-June, the total "active" or fund timing money was $152.7 million.

66. Like Conseco, Inviva waited for the funds to flag large or frequent trades which were detrimental to other investors. Only then would Inviva issue a verbal warning and occasionally block a trade. Otherwise no action was taken. Inviva never alerted the affected funds that unpermitted trading might be occurring. Ultimately, Inviva was deluged with requests from the subaccounts to track down the fund timers who were disrupting the funds.

67. In September, 2003, after the announcement of a complaint by the New York Attorney General against, among others, Canary Capital Partners, a hedge fund, and the subsequent investigations into market timing and late trading, Inviva's fund timing business collapsed. Following a two-month period of rapid-fire redemptions by Monument's fund timers, Monument's assets plummeted from approximately $135 million to $10 million.

CONCLUSION

68. Defendants have, through their acts, misrepresentations, concealments and deceptions, committed and/or profited from both statutory and common law frauds.

69. Defendants either knowingly or intentionally participated in conduct designed to mislead the purchasing public who, having relied upon the material representations made to them, were harmed. In addition, defendants breached their confidential and/or fiduciary relationships with the purchasing public.

70. Plaintiff State of New York on behalf of the People of the State of New York has been irreparably harmed and has no other remedy at law.

FIRST CAUSE OF ACTION

71. The acts and practices of the defendants relating to fund timing violated section 352-c(1)(a) of the General Business Law, in that they involved the use or employment of a fraud, deception, concealment, suppression, or false pretense, engaged in to induce or promote the issuance, distribution, exchange, sale, negotiation or purchase within or from this state of securities.

SECOND CAUSE OF ACTION

72. The acts and practices of the defendants relating to fund timing violated section 352-c(1)(c) of the General Business Law, in that they involved the use or employment of a representation or statement which was false, where the person who made such representation or statement: (i) knew the truth; or (ii) with reasonable effort could have known the truth; or (iii) made no reasonable effort to ascertain the truth; or (iv) did not have knowledge concerning the representation made, and where such acts or practices were engaged in to induce or promote the issuance, distribution, exchange, sale, negotiation or purchase within or from this state of securities.

THIRD CAUSE OF ACTION

73. The acts and practices of the defendants relating to fund timing violated section 352-c(2) of the General Business Law, in that defendants engaged in an artifice, agreement, device or scheme to obtain money, profit or property by a means prohibited by section 352-c of the General Business Law.

FOURTH CAUSE OF ACTION

74. The acts and practices of defendants relating to fund timing were fraudulent and deceptive in violation of General Business Law § 349.

FIFTH CAUSE OF ACTION

75. The acts and practices of the defendants relating to fund timing violated section 63(12) of the Executive Law, in that defendants engaged in repeated fraudulent or illegal acts or otherwise demonstrated persistent fraud or illegality in the carrying on, conducting or transaction of a business.

SIXTH CAUSE OF ACTION

76. The acts and practices of defendants alleged herein constitute fraud under the common law of the State of New York.

SEVENTH CAUSE OF ACTION

77. The acts and practices of defendants alleged herein constitute a constructive fraud under the common law of the State of New York.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

A. That all defendants be permanently restrained and enjoined from engaging in any fraudulent practices in violation of Article 23-A of the General Business Law, Section 349 of the General Business Law and section 63(12) of the Executive Law;

B. That all defendants, with the exception of defendant CIHC, pursuant to GBL § 353 (3), GBL §349 and Executive Law § 63(12), disgorge all profits obtained, including fees collected and pay all restitution and damages caused, directly or indirectly by the fraudulent acts complained of herein;

C. That all defendants, with the exception of defendant CIHC, pay penalties pursuant to GBL § 350-d;

D. That all defendants, with the exception of defendant CIHC, pay plaintiff's costs; and

E. That the Court award such other and further relief to plaintiff as the Court may deem just and proper in the circumstances.

ELIOT SPITZER
Attorney General of the State of New York
Attorney for Plaintiff
120 Broadway, 23rd Floor
New York, New York 10271
(212) 416-6356

By: ______________________
HARRIET B. ROSEN
MELANIE A. JENKINS
Assistant Attorneys General

Dated: New York, New York
August 9, 2004

Sir:

Please take notice that the within is a true copy of
duly filed and entered in the office of the Clerk of
County, on the day of , 2004

Yours, etc.,
ELIOT SPITZER,
Attorney General,

Attorney For

Office and P.O. Address
120 Broadway, New York, NY 10271

To , Esq.

Attorney for

Sir:

Please take notice that the within
will be presented for settlement and signature herein to the Hon. one of the judges of the within named Court, at in the Borough of City of New York, on the day of 2004 , at M.

Dated, N.Y. , 2004

Yours, etc.,
ELIOT SPITZER,
Attorney General,

Attorney For

Office and P.O. Address
120 Broadway, New York, NY 10271

To , Esq.

Attorney for

Index No.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

STATE OF NEW YORK,

Plaintiff,

-against-

CONSECO SERVICES, LLC, CONSECO EQUITY SALES, INC., CIHC, INC. (former Debtor-in-Possession), INVIVA, INC. and JEFFERSON NATIONAL LIFE INSURANCE CO.,

Defendants.

COMPLAINT

ELIOT SPITZER,
Attorney General
Attorney for The People of the State of New York

Office and P.O. Address
120 Broadway, New York, NY 10271
Tel. (212) 416-6356

Personal service of a copy of
within ....
is admitted this .... day of
.... 2004

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

---X

STATE OF NEW YORK,

Plaintiff,

- against -

INVIVA, INC. and JEFFERSON NATIONAL LIFE INSURANCE COMPANY,

Defendants.

---X

Index No.: 04cv2458

STIPULATION OF SETTLEMENT AND ORDER

WHEREAS, pursuant to the provisions of Article 23-A of the General Business Law (commonly referred to as the Martin Act), Executive Law §63(12) and Article 22-A of the General Business Law, Eliot Spitzer, Attorney General of the State of New York, commenced in October 2003 an investigation into the practices, procedures and conduct of Inviva, Inc. ("Inviva") and Jefferson National Life Insurance Company ("JNL") (individually and collectively "Defendants") concerning: (1) the trading of mutual fund shares in JNL's variable annuity products, and (2) the effect of market timing on long-term investors for whom mutual funds were designed[1] (the "Investigation");

WHEREAS, the Investigation of Defendants was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC");

WHEREAS, Inviva purchased Conseco Variable Insurance Company ("CVIC") in October 2002 from Conseco Life Insurance Company of Texas, an affiliate of Conseco, Inc., and

[1] "Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing.

sold variable annuities through CVIC until CVIC was renamed Jefferson National Life Insurance Company on May 1, 2003;

WHEREAS, Defendants have conducted business in the State of New York, have offered or sold variable annuity products within or from the State of New York, and investors in the mutual funds traded in Defendants' variable annuity products included residents of the State of New York;

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, Defendants have cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, the Attorney General has conducted an investigation and has filed a Complaint (Index No. 0740 24[illegible] ("Complaint") in New York State Supreme Court, New York County, against Defendants alleging, inter alia, that Defendants committed fraud and breached their fiduciary duties by allowing market timing of mutual fund shares in JNL's variable annuities to the detriment and harm of the investors in such funds and in violation of the Martin Act, Executive Law §63(12) and General Business Law §349 (the "Action");

WHEREAS, Defendants have advised the New York Attorney General of their desire and agreement to resolve the Investigation and the Action;

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and Defendants agree to the sanctions provided herein;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by Inviva, Inc. and Jefferson National Life Insurance Company, jointly and severally, without admitting or denying the allegations of the Complaint, by the undersigned attorneys on their behalf and the Attorney General, as follows:

Affirmative Relief

A. **Restitution and/or Disgorgement and Civil Penalty**

1. Defendants shall pay restitution and/or disgorgement in the amount of $3,500,000 and civil money penalties in the amount of $1,500,000 for a total payment of $5,000,000 which shall be remitted to and administered by the SEC in accordance with the SEC Order issued by the SEC against Defendants in this matter (the "SEC Order"), all provisions of which are incorporated in their entirety herein by reference. Amounts ordered to be paid as civil money penalties pursuant to this Stipulation of Settlement (*i.e.*, pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. Defendants agree that they shall not seek or accept, directly or indirectly, reimbursement or indemnification, including but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Stipulation of Settlement, except as to a preexisting indemnification agreement with CIHC, Inc. and Conseco Life Insurance Company of Texas entered into in connection with the purchase by Inviva of CVIC in October 2002.

3. Defendants agree and undertake that they shall not directly or indirectly assess any fee or charge to defray, recoup or reimburse any or all of the amounts payable pursuant to this Stipulation of Settlement.

B. General Relief

1. Defendants admit the jurisdiction of the New York State Attorney General. Defendants will cease and desist from engaging in any acts in violation of the Martin Act, Executive Law §63(12) and/or General Business Law §349 and will comply with the Martin Act, Executive Law §63(12) and Article 22 A of the General Business Law.

2. Evidence of a violation of this Stipulation of Settlement by Defendants shall constitute prima facie proof of violation of the Martin Act, Executive Law §63(12) and General Business Law §349 in any civil action or proceeding hereafter commenced by the New York State Attorney General.

C. Scope Of This Stipulation of Settlement

1. This Stipulation of Settlement concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against the Defendants and their officers, directors and employees arising from or relating to the subject matter of the Investigation through December, 2003; provided however, that nothing contained in this Stipulation of Settlement shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce Defendants' obligations arising from or relating to the provisions contained in this Stipulation of Settlement. This Stipulation of Settlement shall not prejudice, waive or affect any claims, rights or remedies of the Attorney General with respect to any person or entity not a party hereto, all of which claims, rights, and remedies are expressly reserved.

2. If Defendants do not make the $5,000,000 payment as provided in section A 1. of this Stipulation of Settlement (*i.e.*, pursuant to the SEC Order) or Defendants default on

any of their non-monetary obligations hereunder, the Attorney General, after written notice and reasonable opportunity to cure, may at his sole discretion terminate this Stipulation of Settlement. Defendants agree that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after November 7, 2003. In the event of such termination, Defendants expressly agree and acknowledge that this Stipulation of Settlement shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding related to the Investigation, against Defendants, or from using in any way any statements, documents or other materials produced or provided by Defendants after commencement of the Investigation, including without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Stipulation of Settlement does not prohibit, limit or create: (a) any private rights or remedies against Defendants; (b) liability of Defendants; or (c) defenses of Defendants to any claims.

Other Provisions

A. **Cooperation**

1. The Attorney General agrees that the Defendants have cooperated to date in the Investigation. If requested to do so by Defendants, the Attorney General agrees to bring the cooperation of Defendants to the attention of any other government agencies or jurisdictions, provided that the Defendants continue to cooperate to the Attorney General's satisfaction.

2. Defendants will continue to fully and promptly cooperate with the Attorney General in connection with the continuing investigation by the Attorney General of the timing of mutual fund shares in variable annuity products and related actions or proceedings.

3. Cooperation by Defendants shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the exception of any information or documents with respect to which Defendants have a statutory or contractual obligation of confidentiality to persons or entities who are not parties to this Stipulation of Settlement and information or documents protected by the attorney-client and/or work product privileges;

(b) use of best efforts to ensure that all officers, directors and employees of Defendants also fully and promptly cooperate with the Attorney General in his investigation of others concerning the timing of mutual fund shares in variable annuities and related actions or proceedings, including but not limited to, appearance at interviews, hearings and depositions as requested by the Attorney General;

(c) making outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Stipulation of Settlement and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information; and

(d) compliance with any and all provisions relating to cooperation contained within the SEC Order.

B. Independent Distribution Consultant

Defendants shall retain the services of an Independent Distribution Consultant within 30 days of the earlier of the execution of this Stipulation of Settlement or the entry of the SEC Order. In all respects, the Independent Distribution Consultant shall comply with the relevant provisions set forth in the SEC Order.

C. Independent Compliance Consultant

Defendants shall retain the services of an Independent Compliance Consultant within 30 days of the earlier of the execution of this Stipulation of Settlement or the entry of the SEC Order. In all respects, the Independent Compliance Consultant shall comply with the relevant provisions set forth in the SEC Order.

D. Best Practices

Defendants have implemented or will implement within a reasonable period of time the Best Practices as outlined in Exhibit A, attached hereto.

E. Miscellaneous Provisions

1. Defendants acknowledge and admit that they have duly been served with and received, without objection, the Summons and Complaint in this Action, that they have accepted service of such Summons and Complaint and that they waive the right to file an Answer to the Complaint. The parties will submit this Stipulation of Settlement to the Court where the Action is pending to be "So Ordered" by the Court, provided however, that this Stipulation of Settlement shall be effective and binding when signed and delivered by all the parties and such

effectiveness and binding nature shall not be dependent or conditioned upon the Court "So Ordering" this Stipulation of Settlement.

2. This Stipulation of Settlement and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of law principles.

3. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

4. Defendants enter into this Stipulation of Settlement voluntarily and represent that no threats, offers, promises or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce Defendants to enter into this Stipulation of Settlement.

5. Upon Defendants' payment of the $5,000,000 to the SEC as provided in paragraph A 1., the Attorney General will file this Stipulation of Settlement with the Court. Upon its approval and Order by the Court, Defendants and the Attorney General will execute, and the Attorney General will file with the Court a Stipulation of Discontinuance, with prejudice, regarding the Action in the form attached hereto as Exhibit B; provided however, that the Court shall retain jurisdiction of the Action and the parties hereto for the purposes of enforcing the terms of this Stipulation of Settlement and Order.

6. Defendants agree not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any allegations in the Complaint or creating the impression that the Complaint is without factual basis. Nothing in this paragraph affects

Defendants' (a) testimonial obligations or (b) right to take legal or factual positions in defense of litigation or in defense of other legal proceedings in which the Attorney General is not a party.

7. This Stipulation of Settlement may not be changed, amended or modified unless by a writing signed by all parties hereto.

8. This Stipulation of Settlement shall be effective and binding only when signed by all parties. This Stipulation of Settlement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

INVIVA, INC.

By: ____________________

Dated: August 9, 2004

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By: ____________________

Dated: August 9, 2004

Reviewed by:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022

Attorneys for Inviva, Inc. and Jefferson National Life Insurance Company

Dated: August 9, 2004

ELIOT SPITZER,
Attorney General of the State of New York
Attorney for Plaintiff
120 Broadway, 23rd Floor
New York, NY 10271
(212) 416-8200

By: ______________________
Assistant Attorney General

Dated: August 10, 2004

So Ordered:

Enter: ______________________
J.S.C.

Dated: New York, New York
____________, 2004

Exhibit A

Exhibit A:
Best Practices

Except as to any product specifically designed for rapid or short-term trading, Inviva and JNL shall conduct its variable annuity business consistent with a policy of zero tolerance for fund timing, including, but not limited to, the following practices:

1. Automated Monitoring: Inviva and JNL shall implement a policy which identifies and ends rapid round trip trades. The policy shall be designed to block trades above certain dollar thresholds or in excess of the permissible number of round trips allowed in the product.

2. Sales Force Education: Inviva and JNL, through its legal and/or compliance functions, will specifically highlight for its internal sales professionals Company policies relating to fund timing, with express reference to the language in the product prospectuses.

3. Heightened Due Diligence: Inviva and JNL shall design procedures for evaluating new business with emphasis placed on deterring prospective fund timers and enforcing a zero tolerance for fund timing.

Exhibit B

EXHIBIT B

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

---x

STATE OF NEW YORK,

Plaintiff,

-against-

INVIVA, INC. and JEFFERSON NATIONAL LIFE INSURANCE COMPANY,

Defendants.

---x

STIPULATION OF DISCONTINUANCE WITH PREJUDICE

Index No. _______

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the respective parties, that there is no party who is an infant or incompetent person for whom a committee has been appointed or conservatee, nor is there any person not a party who has an interest in the subject matter of this action, and pursuant to CPLR § 3217(a), that this action be and the same hereby is discontinued with prejudice, without costs to the parties against the others, provided however, that the Court shall retain jurisdiction of this matter, the above-entitled action and the parties to the above-entitled action for the purposes of enforcing the terms of the Stipulation of Settlement And Order, dated ___________, 2004, entered into by the parties to the above-entitled action.

Dated: ______________, 2004
New York, NY

DEBEVOISE & PLIMPTON, LLP

By: ______________________________

Joseph Moodhe, Esq.
919 Third Avenue
New York, NY 10022
(212) 909-6241
Attorneys for Inviva, Inc. and Jefferson National Life Insurance Company

Dated: ______________, 2004
New York, NY

ELIOT SPITZER
Attorney General of the State of New York

By. ______________________________

Melanie A. Jenkins, Assistant Attorney General
120 Broadway, 23rd Floor
New York, New York 10271
(212) 416-8220
Attorneys for Plaintiff